FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1.1 is the underwriting agreement dated December 5, 2007 (the “Underwriting Agreement”), between Top Tankers Inc. (the “Company”) and Deutsche Bank Securities Inc. (“Deutsche Bank”).  Pursuant to the Underwriting Agreement, Deutsche Bank acts as representative for an underwriting syndicate consisting of itself, DVB Capital Markets LLC, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc., in connection with the Company’s public offering of 24,150,000 shares of its common stock.  The information contained in this filing is hereby incorporated by reference as Exhibit 1.1 to the Company’s registration statement filed on Form F-3 on August 1, 2005 (File No. 333-127086).

EXHIBIT 1.1

TOP Tankers, Inc.

21,000,000 shares of Common Stock

($0.01 Par Value)

UNDERWRITING AGREEMENT

December 5, 2007

Ladies and Gentlemen:

TOP Tankers, Inc., a Marshall Islands corporation (the “Company”), proposes to sell to the several underwriters (the “Underwriters”) named in Schedule I hereto for whom you are acting as representative (the “Representative”) an aggregate of 21,000,000 shares (the “Firm Shares”) of the Company’s common stock, $0.01 par value (the “Common Stock”).  The respective amounts of the Firm Shares to be so purchased by the several Underwriters are set forth opposite their names in Schedule I hereto.  The Company also proposes to sell at the Underwriters’ option an aggregate of up to 3,150,000 additional shares of the Company’s Common Stock (the “Option Shares”) as set forth on Schedule II hereto.

As the Representative, you have advised the Company (a) that you are authorized to enter into this Agreement on behalf of the several Underwriters, and (b) that the several Underwriters are willing, acting severally and not jointly, to purchase the numbers of Firm Shares set forth opposite their respective names in Schedule I, plus their pro rata portion of the Option Shares set forth on Schedule II if you elect to exercise the over-allotment option in whole or in part for the accounts of the several Underwriters.  The Firm Shares and the Option Shares (to the extent the aforementioned option is exercised) are herein collectively called the “Shares.”

In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

1.            Representations and Warranties of the Company.

(a)           A registration statement on Form F-3 (File No. 333-127086) with respect to the Shares has been prepared by the Company in conformity with the requirements of the Securities Act of 1933, as amended (the “Act”), and the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) thereunder and has been filed with the Commission. The Company and the transactions contemplated by this Agreement meet the requirements and comply with the conditions for the use of Form F-3.  Copies of such registration statement, including any amendments thereto, the preliminary prospectuses (meeting the requirements of the Rules and Regulations) contained therein and the exhibits, financial statements and schedules, as finally amended and revised, have heretofore been delivered by the Company to you.  Such registration statement, together with any registration statement filed by the Company pursuant to Rule 462(b) under the Act, is herein referred to as the “Registration Statement,” which shall be deemed to include all information omitted therefrom in reliance upon Rules 430A, 430B or

430C under the Act and contained in the Prospectus referred to below, has become effective under the Act and no post-effective amendment to the Registration Statement has been filed as of the date of this Agreement.  “Prospectus” means the form of prospectus first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act. Each preliminary prospectus included in the Registration Statement prior to the time it becomes effective is herein referred to as a “Preliminary Prospectus.” Any reference herein to the Registration Statement, any Preliminary Prospectus or to the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include any documents incorporated by reference therein, and, in the case of any reference herein to the Prospectus, also shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the Commission after the date of filing of the Prospectus under Rule 424(b) under the Act, and prior to the termination of the offering of the Shares by the Underwriters.

(b)           As of the Applicable Time (as defined below) and as of the Closing Date or the Option Closing Date, as the case may be, neither (i) the General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time, the Statutory Prospectus (as defined below) and the information included on Schedule III hereto, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representative, specifically for use therein, it being understood and agreed that the only such information is that described in Section 13 herein.  As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 9:30 am (New York time) on the date of this Agreement or such other time as agreed to by the Company and the Representative.

“Statutory Prospectus” as of any time means the Preliminary Prospectus relating to the Shares that is included in the Registration Statement immediately prior to that time, including any document incorporated by reference therein.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Act, relating to the Shares in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Act.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule IV to this Agreement.

“Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(c)           The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus.  Each of the subsidiaries of the Company as listed in Exhibit A hereto (collectively, the “Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General

Disclosure Package and the Prospectus. The Subsidiaries are the only subsidiaries, direct or indirect, of the Company.  The Company and each of the Subsidiaries are duly qualified to transact business in all jurisdictions in which the conduct of their business requires such qualification.  The outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable are owned by the Company or another Subsidiary free and clear of all liens, encumbrances and equities and claims (other than any liens, encumbrances, and equities and claims described in the Registration Statement, the  General Disclosure Package and the Prospectus; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into shares of capital stock or ownership interests in the Subsidiaries are outstanding.

(d)           The outstanding shares of Common Stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; the Shares to be issued and sold by the Company have been duly authorized and when issued and paid for as contemplated herein will be validly issued, fully paid and non-assessable; and no preemptive rights of stockholders exist with respect to any of the Shares or the issue and sale thereof.  Neither the filing of the Registration Statement nor the offering or sale of the Shares as contemplated by this Agreement gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of Common Stock.

(e)           The information set forth under the caption “Capitalization” in the Registration Statement and the Prospectus (and any similar section or information contained in the General Disclosure Package) is true and correct or, to the extent that it is based upon assumptions or projections, is based upon assumptions or projections that the Company has determined in good faith.    All of the Shares conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.  The  form of certificates for the Shares conforms to the corporate law of the jurisdiction of the Company’s incorporation.

(f)           The Commission has not issued an order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the proposed offering of the Shares, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Company’s knowledge, threatened by the Commission. The Registration Statement contains, and the Prospectus and any amendments or supplements thereto will contain, all statements which are required to be stated therein by, and will conform to, the requirements of the Act and the Rules and Regulations.  The documents incorporated, or to be incorporated, by reference in the Prospectus, at the time filed with the Commission conformed or will conform, in all respects to the requirements of the Securities Exchange Act of 1934 (“Exchange Act”) or the Act, as applicable, and the rules and regulations of the Commission thereunder.  The Registration Statement and any amendment thereto do not contain, and will not contain, any untrue statement of a material fact and do not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  The Prospectus and any amendments and supplements thereto do not contain, and will not contain, any untrue statement of a material fact; and do not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration Statement or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representative, specifically for use therein, it being understood and agreed that the only such information is that described in Section 13 herein.

(g)           Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies the Representative as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration

Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified.

(h)           The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Shares other than any Preliminary Prospectus, the Prospectus and other materials, if any, permitted under the Act and consistent with Section 4(b) below. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time required under Rule 433(d) under the Act.  The Company has satisfied or will satisfy the conditions in Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show.

(i)           (i)           At the time of filing the Registration Statement and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause(ii)), the Company was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Shares as contemplated by the Registration Statement.

(j)           The consolidated financial statements of the Company and the Subsidiaries, together with related notes and schedules as set forth or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, present fairly the financial position and the results of operations and cash flows of the Company and the consolidated Subsidiaries, at the indicated dates and for the indicated periods.  Such financial statements and related schedules have been prepared in accordance with generally accepted principles of accounting (“GAAP”), consistently applied throughout the periods involved, except as disclosed therein, and all adjustments necessary for a fair presentation of results for such periods have been made.  The summary and selected consolidated financial and statistical data included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus presents fairly the information shown therein and such data has been compiled on a basis consistent with the financial statements presented therein and the books and records of the Company.  All disclosures contained in the Registration Statement, the General Disclosure Package and the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the Rules and Regulations) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Act, to the extent applicable.  The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any “variable interest entities” within the meaning of Financial Accounting Standards Board Interpretation No. 46), not disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.  There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the General Disclosure Package or the Prospectus that are not included as required.

(k)           Each of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. and Ernst & Young (Hellas), who have certified certain of the financial statements filed with the Commission as part of, or incorporated by reference in, the Registration Statement, the General Disclosure Package and the Prospectus, is an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the Act and the applicable Rules and Regulations and the Public Company Accounting Oversight Board (United States) (the “PCAOB”).

(l)           Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, neither the Company nor any of the Subsidiaries is aware of (i) any material weakness in its internal control over financial reporting or (ii) change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(m)           Solely to the extent that the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated by the Commission and the Nasdaq Global Market thereunder (the “Sarbanes-Oxley Act”) has been applicable to the Company, there is and has been no failure on the part of the Company to comply in all material respects with any provision of the Sarbanes-Oxley Act.  The Company has taken all necessary actions to ensure that it is in compliance with all provisions of the Sarbanes-Oxley Act that are in effect and with which the Company is required to comply and is actively taking steps to ensure that it will be in compliance with other provisions of the Sarbanes-Oxley Act not currently in effect or which will become applicable to the Company.

(n)           There is no action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries before any court or administrative agency or otherwise which if determined adversely to the Company or any of the Subsidiaries would either (i) have, individually or in the aggregate, a material adverse effect on the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and of the Subsidiaries taken as a whole or (ii) prevent the consummation of the transactions contemplated hereby (the occurrence of any such effect or any such prevention described in the foregoing clauses (i) and (ii) being referred to as a “Material Adverse Effect”), except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus.

(o)           The Company and the Subsidiaries have good and marketable title to all of the properties and assets reflected in the consolidated financial statements hereinabove described or described in the Registration Statement, the General Disclosure Package and the Prospectus, subject to no lien, mortgage, pledge, charge or encumbrance of any kind except those reflected in such financial statements or described in the Registration Statement, the General Disclosure Package and the Prospectus or which are not material in amount.  The Company and the Subsidiaries occupy their leased properties under valid and binding leases.

(p)           The Company and the Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and have paid all taxes indicated by such returns and all assessments received by them or any of them to the extent that such taxes have become due and are not being contested in good faith and for which an adequate reserve for accrual has been established in accordance with GAAP.  All tax liabilities have been adequately provided for in the financial statements of the Company, and the Company does not know of any actual or proposed additional material tax assessments.

(q)           Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, as each may be amended or supplemented, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise), or prospects of the Company and the Subsidiaries taken as a whole, whether or not occurring in the ordinary course of business, and there has not been any material transaction entered into or any material transaction that is probable of being entered into by the Company or the Subsidiaries, other than transactions in the ordinary course of business and changes and transactions described in the Registration Statement, the General Disclosure Package and the Prospectus, as each may be amended or supplemented.  The Company and the Subsidiaries have no material contingent obligations which are not disclosed in the Company’s financial statements which are included in the Registration Statement, the General Disclosure Package and the Prospectus.

(r)           Neither the Company nor any of the Subsidiaries is or with the giving of notice or lapse of time or both, will be, (i) in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability agreement, partnership agreement or other organizational documents or (ii) in violation of or in default under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound and, solely with respect to this clause (ii), which violation or default would have a Material Adverse Effect.  The execution and delivery of this Agreement and the consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties is bound, or of the certificate or articles of incorporation or by-laws of the Company or any law, order, rule or regulation judgment, order, writ or decree applicable to the Company or any Subsidiary of any court or of any government, regulatory body or administrative agency or other governmental body having jurisdiction.

(s)           The execution and delivery of, and the performance by the Company of its obligations under, this Agreement has been duly and validly authorized by all necessary corporate action on the part of the Company, and this Agreement has been duly executed and delivered by the Company.

(t)           Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the transactions herein contemplated (except such additional steps as may be required by the Commission, the Financial Industry Regulatory Authority (“FINRA”) or such additional steps as may be necessary to qualify the Shares for public offering by the Underwriters under state securities or Blue Sky laws) has been obtained or made and is in full force and effect.

(u)           The Company and each of the Subsidiaries hold all material licenses, certificates and permits from governmental authorities which are necessary to the conduct of their businesses; the Company and the Subsidiaries each own or possess the right to use all patents, patent rights, trademarks, trade names, service marks, service names, copyrights, license rights, know-how (including trade secrets and other unpatented and unpatentable proprietary or confidential information, systems or procedures) and other intellectual property rights (“Intellectual Property”) necessary to carry on their business in all material respects; neither the Company nor any of the Subsidiaries has infringed, and none of the Company or the Subsidiaries have received notice of conflict with, any Intellectual Property of any other person or entity.  The Company has taken all reasonable steps necessary to secure interests in such Intellectual Property from its contractors.  There are no outstanding options, licenses or agreements of any kind relating to the Intellectual Property of the Company that are required to be described in the Registration Statement, the General Disclosure Package and the Prospectus and are not described in all material respects.  The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property of any other person or entity that are required to be set forth in the Prospectus and are not described in all material respects.  None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or any of its officers, directors or employees or otherwise in violation of the rights of any persons; the Company has not received any written or oral communications alleging that the company has violated, infringe or conflicted with, or, by conducting its business as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, would violate, infringe or conflict with, any of the Intellectual Property of any other person or entity.  The Company knows of no infringement by others of Intellectual Property owned by or licensed to the Company.

(v)           Neither the Company nor any Subsidiary is or, after giving effect to the offering and sale of the Shares contemplated hereunder and the application of the net proceeds from such sale as described in the Properties, will be an “investment company” within the meaning of such term under the Investment Company Act of 1940 as amended (the “1940 Act”), and the rules and regulations of the Commission thereunder.

(w)           The Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(x)           The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act); the Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the Exchange Act, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow untimely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

(y)           The statistical, industry-related and market-related data included pr incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(z)           Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(aa)         The Company and each of the Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses.

(bb)         To the Company’s knowledge, there are no affiliations or associations between any member of FINRA and any of the Company’s officers, directors or 5% or greater securityholders, except as set forth in the Registration Statement.

(cc)         Neither the Company nor any of the Subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

(dd)         The Shares have been approved for listing subject to notice of issuance on the Nasdaq Global Market.

(ee)         There are no relationships or related-party transactions involving the Company or any of the Subsidiaries or any other person required to be described in the Prospectus which have not been described as required.

(ff)          Neither the Company nor any of the Subsidiaries has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law which violation is required to be disclosed in the Prospectus.

(gg)         The minute books of the Company and each of its Subsidiaries have been made available to the Underwriters and counsel for the Underwriters, and such books (A) contain a complete summary of all meetings and actions of the board of directors (including each board committee) and stockholders (or analogous governing bodies and interest holders, as applicable) of the Company and each of its Subsidiaries since the time of its respective incorporation through the date of the latest meeting and action, and (B) accurately reflect in all material respects all transactions referred to in such minutes.

(hh)           Each of the vessels described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus as owned by certain of the Company’s Subsidiaries has been duly registered in the name of the entity that owns it under the laws and regulations and flag of the nation of its registration and no other action is necessary to establish and perfect such entity’s title to and interest in any of the vessels as against any charterer or third party and all of the vessels described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus as owned by a Subsidiary of the Company are owned directly by such Subsidiary of the Company free and clear of all liens, claims, security interests or other encumbrances, except such as are described in or contemplated by the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus.

(ii)           Except as set forth in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, the Company is not prohibited, directly or indirectly, from paying any dividends, from making any other distribution, from repaying any loans or advances or from transferring any of its property or assets.  All dividends and other distributions declared and payable on the shares of capital stock of the Company may, under the current laws and regulations of the Republic of the Marshall Islands and any political subdivisions thereof, be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of the Marshall Islands and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body in the Republic of the Marshall Islands.

(jj)           No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company, except as described in the in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus or as provided by the laws of its jurisdiction of organization with respect to permissible sources of funds from which dividends may be paid.

(kk)         There are no restrictions on subsequent transfers of the Shares under the laws of the Republic of the Marshall Islands.

(ll)           No forward-looking statement (within the meaning of Section 27A of the 1933 Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(mm)       The Company is not a passive foreign investment company (“PFIC”) within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended, and will not take any action that is likely to result in it becoming a PFIC.

(nn)         Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(oo)         The Company has taken all necessary actions to ensure that it is in compliance with all applicable corporate governance requirements of the Nasdaq Global Market that are, or will be, applicable to the Company, except for such requirements that have been waived and disclosed in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, and is actively taking steps to ensure that it will be in compliance with other applicable corporate governance requirements of the Nasdaq Global Market not currently in effect upon and all times after the effectiveness of such requirements and when such provisions become applicable to the Company.

(pp)         No relationship, direct or indirect, exists between or among any of the Company or its Subsidiaries, on the one hand, and any director, officer, stockholder, customer or supplier of the Company, or its Subsidiaries or any affiliate of the Company, on the other hand, which is required to be described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus which is not so described as required.

(qq)         There are no outstanding loans, advances (except normal advances for business expense in the ordinary course of business) or guarantees or indebtedness by the Company, directly or indirectly, including through a Subsidiary, to or for the benefit of any of the officers or directors of the Company, except as disclosed in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus.

(rr)          Except as described in the Preliminary Prospectus and the Prospectus, no holders of any securities of the Company or of any options, warrants or other convertible or exchangeable securities of the Company have the right to include any securities issued by the Company in the Registration Statement or any registration statement to be filed by the Company or to require the Company to file a registration statement under the 1933 Act, other than those holders who have waived such rights.  Except as described in the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, no holder of any securities of the Company or any other person has the right, contractual or otherwise, which has not been satisfied or effectively waived, to cause the Company to sell or otherwise issue to them, or permit them to underwrite the sale of, any of the Shares.

(ss)         There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of the Marshall Islands, Cyprus, Greece or Liberia or, or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company of the Shares, or the sale and delivery by the Company of the Shares to or for the respective accounts of the Underwriters or the sale and delivery by the Underwriters of the Shares to the initial purchasers thereof.

(tt)          Neither the Company nor to the Company’s knowledge, any of its stockholders, has taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might be reasonably expected to constitute, the stabilization or manipulation of the prices of the Shares to facilitate the sale or resale of the Shares.  The Company acknowledges that the Underwriters may engage in passive market making transactions in the Shares on the Nasdaq Global Market in accordance with Regulation M under the Exchange Act.

(uu)         The Company is a “foreign private issuer” as defined in Rule 405 of the 1933 Act.

2.            Purchase, Sale and Delivery of the Firm Shares.

   (a)           On the basis of the representations, warranties and covenants herein contained, and subject to the conditions herein set forth, the Company agrees to sell to the Underwriters and each Underwriter agrees, severally and not jointly, to purchase, at a price of $  $2.8794 per share, the number of Firm Shares set forth opposite the name of each Underwriter in Schedule I hereof, subject to adjustments in accordance with Section 9 hereof.

   (b)           Payment for the Firm Shares to be sold hereunder is to be made in federal (same day) funds against delivery of certificates therefor to the Representative for the several accounts of the Underwriters.  Such payment and delivery are to be made through the facilities of The Depository Trust Company, New York, New York at 10:00 a.m., New York time, on the third business day after the date of this Agreement or at such other time and date not later than five business days thereafter as you and the Company shall agree upon, such time and date being herein referred to as the “Closing Date.”  (As used herein, “business day” means a day on which the New York Stock Exchange is open for trading and on which banks in New York are open for business and are not permitted by law or executive order to be closed.)

   (c)           In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the several Underwriters to purchase the Option Shares at the price per share as set forth in the first paragraph of this Section 2.  The option granted hereby may be exercised in whole or in part by giving written notice (i) at any time before the Closing Date and (ii) only once thereafter within 30 days after the date of this Agreement, by you, as Representative of the several Underwriters, to the Company setting forth the number of Option Shares as to which the several Underwriters are exercising the option and the time and date at which such certificates are to be delivered.  The time and date at which certificates for Option Shares are to be delivered shall be determined by the Representative but shall not be earlier than three nor later than 10 full business days after the exercise of such option, nor in any event prior to the Closing Date (such time and date being herein referred to as the “Option Closing Date”).  If the date of exercise of the option is three or more days before the Closing Date, the notice of exercise shall set the Closing Date as the Option Closing Date.  The number of Option Shares to be purchased by each Underwriter shall be in the same proportion to the total number of Option Shares being purchased as the number of Firm Shares being purchased by such Underwriter bears to the total number of Firm Shares, adjusted by you in such manner as to avoid fractional shares.  The option with respect to the Option Shares granted hereunder may be exercised only to cover over-allotments in the sale of the Firm Shares by the Underwriters.  You, as Representative of the several Underwriters, may cancel such option at any time prior to its expiration by giving written notice of such cancellation to the Company.  To the extent, if any, that the option is exercised, payment for the Option Shares shall be made on the Option Closing Date in federal (same day funds) through the facilities of The Depository Trust Company in New York, New York drawn to the order of the Company.

3.            Offering by the Underwriters.

   It is understood that the several Underwriters are to make a public offering of the Firm Shares as soon as the Representative deems it advisable to do so.  The Firm Shares are to be initially offered to the public at the initial public offering price set forth in the Prospectus.  The Representative may from time to time thereafter change the public offering price and other selling terms.

   It further understood that you will act as the Representative for the Underwriters in the offering and sale of the Shares in accordance with a Master Agreement Among Underwriters entered into by you and the several other Underwriters.

   The Company hereby confirms its engagement of the Representative as, and the Representative hereby confirms its agreement with the Company to render services as, a “qualified independent underwriter” within the meaning of Rule 2720 of the Conduct Rules of FINRA with respect to the offering and sale of the Shares and, in acting as such “qualified independent underwriter,” the Representative represents and agrees, solely for the benefit of the Underwriters and not for the benefit of the Company, that it meets the requirements set forth in Conduct Rule 2720(b)(15) for serving as “qualified independent underwriter”.

4.            Covenants of the Company.

   The Company covenants and agrees with the several Underwriters that:

(a)           The Company will (A) prepare and timely file with the Commission under Rule 424(b) under the Act a Prospectus in a form approved by the Representative containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act and (B) not file any amendment to the Registration Statement or distribute an amendment or supplement to the General Disclosure Package or the Prospectus or document incorporated by reference therein of which the Representative shall not previously have been advised and furnished with a copy or to which the Representative shall have reasonably objected in writing or which is not in compliance with the Rules and Regulations and (C) file on a timely basis all reports and any definitive proxy or information statements required to be filed by the Company with the Commission subsequent to the date of the Prospectus and prior to the termination of the offering of the Shares by the Underwriters.

(b)           The Company will (i) not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the Act) required to be filed by the Company with the Commission under Rule 433 under the Act unless the Representative approves its use in writing prior to first use (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Representative hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule IV hereto, (ii)  treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, (iii) comply with the requirements of Rules 164 and 433 under the Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and (iv) not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.  The Company will satisfy the conditions in Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show.

(c)           Unless otherwise agreed between the Company and the Representative, the Company will prepare a final term sheet (the “Final Term Sheet”) reflecting the final terms of the Shares, in form and substance satisfactory to the Representative, and shall file such Final Term Sheet as an Issuer Free Writing Prospectus pursuant to Rule 433 under the Act prior to the close of business two business days after the date hereof; provided that the Company shall provide the Representative with copies of any such Final Term Sheet a reasonable amount of time prior to such proposed filing and will not use or file any such document to which the Representative or counsel to the Underwriters shall reasonably object.

(d)           The Company will advise the Representative promptly (A) when the Registration Statement or any post-effective amendment thereto shall have become effective, (B) of receipt of any comments from the Commission, (C) of any request of the Commission for amendment of the Registration Statement or for supplement to the General Disclosure Package or the Prospectus or for any additional information, and (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, or of the institution of any proceedings for that purpose or pursuant to Section 8A of the Act.  The Company will use its best efforts to prevent the issuance of any such order and to obtain as soon as possible the lifting thereof, if issued.

(e)           The Company will cooperate with the Representative in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Representative may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent.  The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Representative may reasonably request for distribution of the Shares.

(f)           The Company will deliver to, or upon the order of, the Representative, from time to time, as many copies of any Preliminary Prospectus as the Representative may reasonably request.  The Company will deliver to, or upon the order of, the Representative, from time to time, as many copies of any Issuer Free Writing Prospectus as the Representative may reasonably request. The Company will deliver to, or upon the order of, the Representative during the period when delivery of a Prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) is required under the Act, as many copies of the Prospectus in final form, or as thereafter amended or supplemented, as the Representative may reasonably request.  The Company will deliver to the Representative at or before the Closing Date, four signed copies of the Registration Statement and all amendments thereto including all exhibits filed therewith, and will deliver to the Representative such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein, and of all amendments thereto, as the Representative may reasonably request.

(g)           The Company will comply with the Act and the Rules and Regulations, and the Exchange Act, and the rules and regulations of the Commission thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Prospectus.  If during the period in which a prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) is required by law to be delivered by an Underwriter or dealer, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law, the Company promptly will either (i) prepare and file with the Commission an appropriate amendment to the Registration Statement or supplement to the

Prospectus or (ii) prepare and file with the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the Prospectus so that the Prospectus as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with the law.

(h)           If the General Disclosure Package is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will either (i)prepare, file with the Commission (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(i)            The Company will make generally available to its security holders, as soon as it is practicable to do so, but in any event not later than 15 months after the effective date of the Registration Statement, an earnings statement (which need not be audited) in reasonable detail, covering a period of at least 12 consecutive months beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the requirements of Section 11(a) of the Act and Rule 158 under the Act and will advise you in writing when such statement has been so made available.

(j)            Prior to the Closing Date, the Company will furnish to the Underwriters, as soon as they have been prepared by or are available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement and the Prospectus.

(k)           No offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of  Common Stock  or derivative of Common Stock  (or agreement for such) will be made for a period of 60 days after the date of the Prospectus, directly or indirectly, by the Company otherwise than hereunder or with the prior written consent of the Representative.  Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 60-day restricted period, then in each case the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to the Company, as the case may be, unless the Representative waives, in writing, such extension.

(l)            The Company will use its best efforts to list the Shares, subject to notice of issuance, on the Nasdaq Global Market.

(m)          The Company has caused each officer and director of the Company, Kingdom Holdings Inc. and Sovereign Holdings Inc. to furnish to you, on or prior to the date of this agreement, a letter or letters, substantially in the form attached hereto as Exhibit B (the “Lockup Agreement”).

(n)           The Company shall apply the net proceeds of its sale of the Shares as set forth in the Registration Statement, General Disclosure Package and the Prospectus.

(o)           The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of the Subsidiaries to register as an investment company under the 1940 Act.

(p)           The Company will maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Common  Stock.

(q)           The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

5.            Costs and Expenses.

  The Company will pay all costs, expenses and fees incident to the performance of the obligations of the Company under this Agreement, including, without limiting the generality of the foregoing, the following: accounting fees of the Company; the fees and disbursements of counsel for the Company; the cost of printing and delivering to, or as requested by, you copies of the Registration Statement, Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus, this Agreement, any Blue Sky surveys and any supplements or amendments thereto; the filing fees of the Commission; the filing fees and expenses (including legal fees up to $15,000 and disbursements) incident to securing any required review by FINRA of the terms of the sale of the Shares; the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Shares made by you caused by a breach of the representation in Section 1(c)); and the expenses, including the fees and disbursements of counsel for you, incurred in connection with the qualification of the Shares under state securities or Blue Sky laws.  The Company shall not, however, be required to pay for any of your expenses (other than those related to qualification under FINRA regulation and state securities or Blue Sky laws) except that, if this Agreement shall not be consummated because the conditions in Section 6 hereof are not satisfied, or because this Agreement is terminated by you pursuant to Section 11 hereof, or by reason of any failure, refusal or inability on the part of the Company to perform any undertaking or satisfy any condition of this Agreement or to comply with any of the terms hereof on its part to be performed, unless such failure, refusal or inability is due primarily to the default or omission of you, the Company shall reimburse you for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing their obligations hereunder; but the Company shall not in any event be liable to you for damages on account of loss of anticipated profits from the sale by them of the Shares.

6.             Conditions of Obligations of the Underwriters.

   The several obligations of the Underwriters to purchase the Firm Shares on the Closing Date and the Option Shares, if any, on the Option Closing Date are subject to the accuracy, as of the Applicable Time, the Closing Date or the Option Closing Date, as the case may be, of the representations and warranties of the Company contained herein, and to the performance by the Company of its covenants and obligations hereunder and to the following additional conditions:

    (a)           The Registration Statement and all post-effective amendments thereto shall have become effective and the Prospectus and each Issuer Free Writing Prospectus required shall have been filed as required by Rules 424, 430A, 430B, 430C or 433 under the Act, as applicable, within the time period prescribed by, and in compliance with, the Rules and Regulations, and any request of the Commission for additional information (to be included in the Registration Statement or otherwise) shall have been disclosed to the Representative and complied with to its reasonable satisfaction.  No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Company, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by a Federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance of the Shares.

   (b)           The Representative shall have received on the Closing Date or the Option Closing Date, as the case may be, the favorable opinions dated the Closing Date or the Option Date, in form and substance satisfactory to Morgan Lewis & Bockius LLP (“Underwriters’ Counsel”) addressed to each of the Underwriters (including the Representative) and stating that such opinions may be relied upon by Underwriters’ Counsel, of each of the following counsel:

(i)           Seward & Kissel LLP, U.S. counsel for the Company, with respect to matters of U.S. law, to the effect set forth in Exhibit C-I hereto and to such further effect as Underwriters’ Counsel may reasonably request;

(ii)           Seward & Kissel LLP, special counsel for the Company with respect to matters of Marshall Islands law, to the effect set forth in Exhibit C-II hereto and to such further effect as Underwriters’ Counsel may reasonably request;

(iii)           Chrysses Demetriades & Co., special counsel to the Company with respect to matters of Cypriot law, to the effect set forth in Exhibit C-III hereto and to such further effect as Underwriters’ Counsel may reasonably request;

(iv)           G.C. Economou & Associates, special counsel to the Company with respect to matters of Greek law, to the effect set forth in Exhibit C-IV hereto and to such further effect as Underwriters’ Counsel may reasonably request; and

(v)           Seward & Kissel LLP, special counsel to the Company with respect to matters of Liberia law, to the effect set forth in Exhibit C-V hereto and to such further effect as Underwriters’ Counsel may reasonably request.

   (c)           The Representative shall have received from Morgan, Lewis & Bockius LLP, counsel for the Underwriters, an opinion dated the Closing Date or the Option Closing Date, as the case may be, substantially to the effect specified in subparagraphs (iv) and (x) of Paragraph (b) of this Section 6.  In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel which leads them to believe that (i) the Registration Statement, or any amendment thereto, as of the time it became effective under the Act (including the information deemed to be a part of the Registration Statement at the time it became effective pursuant to Rules 430A, 430B or 430C under the Act) as of the Closing Date or the Option Closing Date, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the General Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iii) the Prospectus, or any supplement thereto, on the date it was filed pursuant to the Rules and Regulations and as of the Closing Date or the Option Closing Date, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact, necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that such counsel need express no view as to financial statements and schedules and other financial data therein).  With respect to such statement, Morgan, Lewis & Bockius LLP may state that their belief upon the procedures set forth therein, but is without independent check and verification.

   (d)           You shall have received, on each of the date hereof, the Closing Date and, if applicable, the Option Closing Date, a letter dated the date hereof, the Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to you, of each of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. and Ernst & Young (Hellas) confirming that they are an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the Act and the applicable Rules and Regulations and the PCAOB and stating that in their opinion the financial statements and schedules examined by them and included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus comply in form in all material respects with the applicable accounting requirements of the Act and the related Rules and Regulations; and containing such other statements and information as is ordinarily included in accountants’ “comfort letters” to Underwriters with respect to the financial statements and certain financial and statistical information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

   (e)           The Representative shall have received on the Closing Date and, if applicable, the Option Closing Date, as the case may be, a certificate or certificates of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that, as of the Closing Date or the Option Closing Date, as the case may be, each of them severally represents as follows:

(i)           The Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement or no order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus has been issued, and no proceedings for such purpose or pursuant to Section 8A of the Act have been taken or are, to his or her knowledge, contemplated or threatened by the Commission;

(ii)           The representations and warranties of the Company contained in Section 1 hereof are true and correct as of the Closing Date or the Option Closing Date, as the case may be;

(iii)          All filings required to have been made pursuant to Rules 424, 430A, 430B or 430C under the Act have been made as and when required by such rules;

(iv)          He has carefully examined the General Disclosure Package and any individual Limited Use Free Writing Prospectus and, in his opinion, as of the Applicable Time, the statements contained in the General Disclosure Package and any individual Limited Use Free Writing Prospectus did not contain any untrue statement of a material fact, and such General Disclosure Package and any individual Limited User Free Writing Prospectus, when considered together with the General Disclosure Package, did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)          He has carefully examined the Registration Statement and, in his opinion, as of the effective date of the Registration Statement, the Registration Statement and any amendments thereto did not contain any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein not misleading, and since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement to or an amendment of the Prospectus which has not been so set forth in such supplement or amendment;

(vi)          He has carefully examined the Prospectus and, in his opinion, as of its date and the Closing Date or the Option Closing Date, as the case may be, the Prospectus and any amendments and supplements thereto did not contain any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(vii)         Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and Prospectus, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business.

   (f)           The Shares have been approved for quotation subject to notice of issuance on the Nasdaq Global Market.

   (g)           The Lockup Agreements described in Section 4(m) are in full force and effect.

   The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in all material respects satisfactory to the Representative and to Underwriters’ Counsel.

    If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Underwriters hereunder may be terminated by the Representative by notifying the Company of such termination in writing by facsimile at or prior to the Closing Date or the Option Closing Date, as the case may be.

   In such event, the Company and the Underwriters shall not be under any obligation to each other (except to the extent provided in Sections 5 and 8 hereof).

7.            Conditions of the Obligations of the Company .

The obligations of the Company to sell and deliver the portion of the Shares required to be delivered as and when specified in this Agreement are subject to the conditions that at the Closing Date or the Option Closing Date, as the case may be, no stop order suspending the effectiveness of the Registration Statement shall have been issued and in effect or proceedings therefor initiated or threatened.

8.            Indemnification.

   (a)           The Company agrees:

(i)           to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which such Underwriter or any such controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon  (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus, or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 13 herein.  The Company also agrees to indemnify and hold harmless the Representative and each person, if any, who controls the Representative within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments incurred as a result of the Representative’s participation as a “qualified independent underwriter” within the meaning of Rule 2720 of FINRA’s Conduct Rules in connection with the offering of the Shares, except for any losses, claims, damages, liabilities and judgments resulting from the Representative or such controlling person’s willful misconduct; and

(ii)           to reimburse each Underwriter and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by such Underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares, whether or not such Underwriter or controlling person is a party to any action or proceeding.  In the event that it is finally judicially determined that the Underwriters were not entitled to receive payments for legal and other expenses pursuant to this subparagraph, the Underwriters will promptly return all sums that had been advanced pursuant hereto.

   (b)           Each Underwriter severally and not jointly will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that each Underwriter will be liable in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 13 herein.  This indemnity agreement will be in addition to any liability which such Underwriter may otherwise have.

   (c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing.  No indemnification provided for in Section 8(a) or (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Section 8(a) or (b).  In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.  Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action.  It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties.  Such firm shall be designated in writing by you in the case of parties indemnified pursuant to Section 8(b) and by the Company in the case of parties indemnified pursuant to Section 8(a).  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, the indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding.  Notwithstanding anything contained herein to the contrary, if indemnity may be sought pursuant to Section 8(a) hereof in respect of such action or proceeding, then in addition to such separate firm for the indemnified parties, the indemnifying party shall be liable for the reasonable fees and expenses of not more than one separate firm (in addition to any local counsel) for the Representative in its capacity as a “qualified independent underwriter” and all persons, if any, who control the Representative within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act.

   (d)           To the extent the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Section 8(a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Shares.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

  The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (d), (i) no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Shares purchased by such Underwriter, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations in this Section 8(d) to contribute are several in proportion to their respective underwriting obligations and not joint.

   (e)           In any proceeding relating to the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join it as an additional defendant in any such proceeding in which such other contributing party is a party.  The agent for service of process to the Company is Seward & Kissel LLP, New York, New York (the “Authorized Agent”).

  (f)           Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred.  The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter or any person controlling any Underwriter, the Company, its directors or officers or any persons controlling the Company, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement.  A successor to any Underwriter, or any person controlling any Underwriter, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

9.            Default by Underwriters.

   If on the Closing Date or the Option Closing Date, as the case may be, any Underwriter shall fail to purchase and pay for the portion of the Shares which such Underwriter has agreed to purchase and pay for on such date (otherwise than by reason of any default on the part of the Company, you, as Representative of the Underwriters, shall use your reasonable efforts to procure within 36 hours thereafter one or more of the other Underwriters, or any others, to purchase from the Company such amounts as may be agreed upon and upon the terms set forth herein, the Shares which the defaulting Underwriter or Underwriters failed to purchase.  If during such 36 hours you, as such Representative, shall not have procured such other Underwriters, or any others, to purchase the Shares agreed to be purchased by the defaulting Underwriter or Underwriters, then  (a) if the aggregate number of shares with respect to which such default shall occur does not exceed 10% of the Shares to be purchased on the Closing Date or the Option Closing date, as the case may be, the other Underwriters shall be obligated, severally, in proportion to the respective numbers of Shares which they are obligated to purchase hereunder, to purchase the Shares which such defaulting Underwriter or Underwriters failed to purchase, or (b) if the aggregate number of shares of Shares with respect to which such default shall occur exceeds 10% of the Shares to be purchased on the Closing Date or the Option Closing Date, as the case may be, the Company or you as the Representative of the Underwriters will have the right, by written notice given within the next 36-hour period to the parties to this Agreement, to terminate this Agreement without liability on the part of the non-defaulting Underwriters or of the Company except to the extent provided in Sections 5 and 8 hereof.  In the event of a default by any Underwriter or Underwriters, as set forth in this Section 9, the Closing Date or Option Closing Date, as the case may be, may be postponed for such period, not exceeding seven days, as you, as Representative, may determine in order that the required changes in the Registration Statement, the General Disclosure Package or in the Prospectus or in any other documents or arrangements may be effected.  The term “Underwriter” includes any person substituted for a defaulting Underwriter.  Any action taken under this Section 9 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

10.           Notices.

   All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, delivered, telecopied or telegraphed and confirmed as follows:  if to the Underwriters, to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Syndicate Manager, with copies to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: General Counsel and Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178, fax no. (212) 309-6001, Attention: Stephen P. Farrell, Esq.; or if to the Company, to 1 Vas. Sofias & Meg. Alexandrou str., Maroussi 151 24, Athens, Greece (telefax: 011 30 210 6141 203); Attention: Chief Executive Officer, with a copy to Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, fax no. (212) 480-8421, Attention: Gary J. Wolfe, Esq.

11.           Termination.

   This Agreement may be terminated by you by notice to the Company a) at any time prior to the Closing Date or any Option Closing Date (if different from the Closing Date and then only as to Option Shares) if any of the following has occurred:  (i) since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business, (ii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or change on the financial markets of the United States would, in your judgment, make it impracticable or inadvisable to market the Shares or to enforce contracts for the sale of the Shares, or (iii) suspension of trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Market or limitation on prices (other than limitations on hours or numbers of days of trading) for securities on either such Exchange, (iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects or may materially and adversely affect the business or operations of the Company, (v) the declaration of a banking moratorium by United States or New York State authorities,

(vi) any downgrading, or placement on any watch list for possible downgrading, in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Exchange Act); (vii) the suspension of trading of the Company’s common stock by the Nasdaq Global Market, the Commission, or any other governmental authority or, (viii) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs which in your reasonable opinion has a material adverse effect on the securities markets in the United States; or

   (b)           as provided in Sections 6 and 9 of this Agreement.

12.           Successors.

   This Agreement has been and is made solely for the benefit of the Underwriters and the Company and their respective successors, executors, administrators, heirs and assigns, and the officers, directors and controlling persons referred to herein, and no other person will have any right or obligation hereunder.  No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign merely because of such purchase.

13.           Information Provided by Underwriters.

   The Company and the Underwriters acknowledge and agree that the only information furnished or to be furnished by any Underwriter to the Company for inclusion in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus consists of the information set forth in the last sentence on the cover page of the Prospectus and the second, fourth, ninth, tenth and thirteenth paragraphs under the caption “Underwriting” in the Prospectus.

14.           Miscellaneous.

   The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of  (a) any termination of this Agreement,  (b) any investigation made by or on behalf of any Underwriter or controlling person thereof, or by or on behalf of the Company or its directors or officers, and (c) delivery of and payment for the Shares under this Agreement.

   The Company acknowledges and agrees that each Underwriter in providing investment banking services to the Company in connection with the offering, including in acting pursuant to the terms of this Agreement, has acted and is acting as an independent contractor and not as a fiduciary and the Company does not intend such Underwriter to act in any capacity other than as an independent contractor, including as a fiduciary or in any other position of higher trust.

   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed the Authorized Agent upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by you or by any person who controls you, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

   If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

TOP Tankers, Inc.

		By:	/s/ Evangelos J. Pistiolis
		Name:	Evangelos J. Pistiolis
		Title:	Chief Executive Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

DEUTSCHE BANK SECURITIES INC.

As Representative of the several
Underwriters listed on Schedule I

By: Deutsche Bank Securities Inc.

By:	/s/ David Bitterman
Name:	David Bitterman
Title:	Managing Director

By:	/s/ Warren F. Estey
Name:	Warren F. Estey
Title:	Director

SCHEDULE I

Schedule of Underwriters

Underwriter	Number of Firm Shares to be Purchased
Deutsche Bank Securities Inc.	15,225,000
DVB Capital Markets LLC	2,100,000
Cantor Fitzgerald & Co.	1,575,000
Oppenheimer & Co. Inc.	2,100,000

Total	21,000,000

 SCHEDULE II

Schedule of Option Shares

Name of Seller	Maximum Number of Option Shares to be Sold	Percentage of Total Number of Option Shares
Deutsche Bank Securities Inc.	2,283,750	72.5%
DVB Capital Markets LLC	315,000	10%
Cantor Fitzgerald & Co.	236,250	7.5%
Oppenheimer & Co. Inc.	315,000	10%

Total		100%

SCHEDULE III

SCHEDULE IV

Issuer Free Writing Prospectus

Issuer Free Writing Prospectus dated December 5, 2007, relating to Prospectus dated August 1, 2005, as supplemented by Preliminary Prospectus Supplement dated December 3, 2007 (Registration Statement No. 333-127086)

EXHIBIT A

SUBSIDIARIES OF TOP TANKERS, INC.

Name of Subsidiary	Country of Incorporation	Portion of Ownership Interest

Top Tanker Management Inc.	Marshall Islands	100%
Vermio Shipping Company Limited	Marshall Islands	100%
Rupel Shipping Company Inc.	Marshall Islands	100%
Gramos Shipping Company Inc.	Marshall Islands	100%
Olympos Shipping Company Limited	Marshall Islands	100%
Helidona Shipping Company Limited	Marshall Islands	100%
Kalidromo Shipping Company Limited	Marshall Islands	100%
Mytikas Shipping Company Limited	Marshall Islands	100%
Litochoro Shipping Company Limited	Marshall Islands	100%
Kisavos Shipping Company Limited	Marshall Islands	100%
Parnis Shipping Company Limited	Marshall Islands	100%
Imitos Shipping Company Limited	Marshall Islands	100%
Giona Shipping Company Limited	Marshall Islands	100%
Lefka Shipping Company Limited	Marshall Islands	100%
Agrafa Shipping Company Limited	Marshall Islands	100%
Agion Oros Shipping Company Limited	Marshall Islands	100%
Nedas Shipping Company Limited	Marshall Islands	100%
Ilisos Shipping Company Limited	Marshall Islands	100%
Sperhios Shipping Company Limited	Marshall Islands	100%
Ardas Shipping Company Limited	Marshall Islands	100%
Kifisos Shipping Company Limited	Marshall Islands	100%
Noir Shipping S.A.	Marshall Islands	100%
Amalfi Shipping Company Limited	Marshall Islands	100%
Falakro Shipping Company Limited	Liberia	100%
Psiloritis Shipping Company Limited	Liberia	100%
Pylio Shipping Company Limited	Liberia	100%
Idi Shipping Company Limited	Liberia	100%
Taygetus Shipping Company Limited	Liberia	100%
Vitsi Shipping Company Limited	Liberia	100%
Parnasos Shipping Company Limited	Liberia	100%
Jeke Shipping Company Limited	Liberia	100%
Japan I Shipping Company Limited	Liberia	100%
Japan II Shipping Company Limited	Liberia	100%
Japan III Shipping Company Limited	Liberia	100%
Pageon Shipping Company Limited	Cyprus	100%
Vardousia Shipping Company Limited	Cyprus	100%
Parnon Shipping Company Limited	Cyprus	100%
Menalo Shipping Company Limited	Cyprus	100%
Pintos Shipping Company Limited	Cyprus	100%

TOP TANKERS (U.K.) LIMITED is wholly (100%) owned by Top Tanker Management Inc.

EXHIBIT B

LOCK-UP AGREEMENT

December __, 2007

Deutsche Bank Securities Inc.
As Representative of the
      Several Underwriters

c/o Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005

Ladies and Gentlemen:

The undersigned understands that Deutsche Bank Securities Inc., as representative (the “Representative”) of the several underwriters (the “Underwriters”), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with TOP Tankers, Inc. (the “Company”), providing for the public offering by the Underwriters, including the Representative, of common stock, par value $0.01 (the “Common Stock”), of the Company (the “Public Offering”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned agrees that, without the prior written consent of the Representative, the undersigned will not, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock of the Company which may be deemed to be beneficially owned by the undersigned on the date hereof in accordance with the rules and regulations of the Securities and Exchange Commission, shares of Common Stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for Common Stock) or enter into any Hedging Transaction (as defined below) relating to the Common Stock (each of the foregoing referred to as a “Disposition”) during the period specified in the following paragraph (the “Lock-Up Period”).  The foregoing restriction is expressly intended to preclude the undersigned from engaging in any Hedging Transaction or other transaction which is designed to or reasonably expected to lead to or result in a Disposition during the Lock-Up Period even if the securities would be disposed of by someone other than the undersigned.  “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock.

The initial Lock-Up Period will commence on the date hereof and continue until, and include, the date that is 60 days after the date of the final prospectus relating to the Public Offering (the “Initial Lock-Up Period”); provided, however, that if (1) during the last 17 days of the Initial Lock-Up Period, (A) the Company releases earnings results or (B) material news or a material event relating to the Company occurs, or (2) prior to the expiration of the Initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period following the last day of the Initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to the Company, as the case may be, unless the Representative waives, in writing, such extension.

Notwithstanding the foregoing, the undersigned may transfer (a) shares of Common Stock acquired in open market transactions by the undersigned after the completion of the Public Offering, and (b) any or all of the shares of Common Stock or other Company securities if the transfer is by (i) gift, will or intestacy, or (ii) distribution to partners, members or shareholders of the undersigned; provided, however, that in the case of a transfer pursuant to clause (b) above, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the securities subject to the provisions of this Lock-Up Agreement.

The undersigned agrees that the Company may, and that the undersigned will, (i) with respect to any shares of Common Stock or other Company securities for which the undersigned is the record holder, cause the transfer agent for the Company to note stop transfer instructions with respect to such securities on the transfer books and records of the Company and (ii) with respect to any shares of Common Stock or other Company securities for which the undersigned is the beneficial holder but not the record holder, cause the record holder of such securities to cause the transfer agent for the Company to note stop transfer instructions with respect to such securities on the transfer books and records of the Company.

In addition, the undersigned hereby waives any and all notice requirements and rights with respect to registration of securities pursuant to any agreement, understanding or otherwise setting forth the terms of any security of the Company held by the undersigned, including any registration rights agreement to which the undersigned and the Company may be party; provided that such waiver shall apply only to the proposed Public Offering, and any other action taken by the Company in connection with the proposed Public Offering.

The undersigned hereby agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any registration rights agreement to which the undersigned and the Company may be a party, this Lock-Up Agreement supersedes such registration rights agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Notwithstanding anything herein to the contrary, if the closing of the Public Offering has not occurred prior to December 13, 2007 or if the Company has informed you that it has terminated the Public Offering, this agreement shall be of no further force or effect.

Signature:

Print Name:

Number of shares owned subject to warrants, options or convertible securities:	Certificate numbers:

EXHIBIT C-I

MATTERS TO BE COVERED BY U.S. COUNSEL OPINION

Seward & Kissel LLP, as U.S. counsel to the Company, shall have furnished to the Underwriters their written opinion addressed to the Underwriters and dated as of the Closing Date, and if applicable, the Option Closing Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

1.           To the extent governed by the laws of the State of New York, the Underwriting Agreement has been duly executed and delivered by the Company.

2.           The Registration Statement has been declared effective under the Securities Act of 1933, as amended (the “1933 Act”), any required filing of the Prospectus pursuant to Rule 424(b) has been made in the manner required by Rule 424(b), without reference to Rule 424(b)(8) and, to such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or threatened by the U.S. Securities and Exchange Commission (the “Commission”).

3.           The Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and each amendment or supplement thereto as of their respective effective or issue dates (other than the financial statements and supporting schedules included therein or omitted therefrom as to which such counsel expresses no opinion), complied as to form in all material respects with the requirements of the 1933 Act and the regulations promulgated thereunder.

4.           To such counsel’s knowledge the descriptions in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, including all documents incorporated by reference therein, of material contracts and other documents to which the Company or its Subsidiaries are a party are fair summaries of such material contracts and documents.  To such counsel’s knowledge, there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described or referred to in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus or to be filed as exhibits thereto, other than those described or referred to therein or filed as exhibits thereto.

5.           Other than as set forth or contemplated in the Prospectus or the Preliminary Prospectus and insofar as matters of United States federal and New York state law are concerned, to such counsel’s knowledge, there are no legal or governmental investigations, actions, suits or proceedings pending or threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or its Subsidiaries is or may be the subject which, if determined adversely to the Company or any of its Subsidiaries, could individually or in the aggregate have, or reasonably be expected to have, a material adverse effect on the general affairs, business, management, financial position, shareholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole, or which would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Underwriting Agreement or the performance by the Company of its obligations thereunder; and to such counsel’s knowledge there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

6.           Under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 14 of the Underwriting Agreement, validly and irrevocably submitted to the personal jurisdiction of any New York Court in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized

Agent as it authorized agent for the purpose described in Section 14 of the Underwriting Agreement; and service of process effected on such agent in the manner set forth in Section 14 of the Underwriting Agreement will be effective to confer valid personal jurisdiction over the Company;

7.           The information in the Prospectus under “Risk Factors,” “Management”, “Description of Capital Stock,” “Taxation – United States Federal Income Tax Considerations,” and “Taxation – United States Federal Income Taxation of our Company” and in the Company’s most recent annual report on Form 20-F, under “Part I, Item 4 – Environmental Regulation” and “Part 1, Item 7 – Major Shareholders and Related Party Transactions” to the extent that it constitutes matters of law, summaries of legal matters, legal proceedings, or legal conclusions, has been reviewed by us and is correct in all material respects.

8.           No consent, approval, authorization, order, license, registration or qualification of or with any United States federal or New York state court or governmental agency or body, which is in our experience customarily applicable to transactions of the type contemplated by the Underwriting Agreement, is required for the issue and sale of the Common Stock or the consummation of the transactions contemplated by the Underwriting Agreement, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications (a) as have been obtained under the 1933 Act and regulations promulgated thereunder and under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the regulations promulgated thereunder, (b) as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Common Stock by the Underwriters (as to which such counsel expresses no opinion), (c) as may be required by the Financial Industry Regulatory Authority (“FINRA”) (as to which such counsel expresses no opinion), and (d) as may be required in connection with the acquisition of any vessel as contemplated in the Prospectus.

9.           The execution, delivery and performance of the Underwriting Agreement and the consummation of the transactions contemplated in the Underwriting Agreement and in the Registration Statement (including the issuance and sale of the Common Stock and the use of the proceeds from the sale of the Common Stock as described in the Prospectus under the caption “Use Of Proceeds”), and compliance by the Company with its obligations under the Underwriting Agreement do not and will not conflict with or result in any breach or violation of (a) any of the terms or provisions of, or constitute a default under, any agreement or instrument, known to us, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject or (b) any provision of the applicable federal laws of the United States of America or of the laws of the State of New York (except that such counsel expresses no opinion as to any applicable blue sky laws).

10.           Other than as set forth in the Prospectus, to such counsel’s knowledge, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

11.           The Company is not and, after giving effect to the offering and sale of the Common Stock, will not be an “investment company” or entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

12.           The Common Stock is duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the Nasdaq Global Market.

13.           The Company is a “foreign private issuer” as defined in Rule 405 of the 1933 Act.

In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel which leads them to believe that (i) the Registration Statement, or any amendment thereto, as of the time it became effective under the Act (including the information deemed to be a part of the Registration Statement at the time it became effective pursuant to Rules 430A, 430B or 430C under the Act) as of the Closing Date or the Option Closing Date, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the General Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iii) the Prospectus, or any supplement thereto, on the date it was filed pursuant to the Rules and Regulations and as of the Closing Date or the Option Closing Date, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact, necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that such counsel need express no view as to financial statements and schedules and other financial data therein).  With respect to such statement, may state that their belief is based upon the procedures set forth therein, but is without independent check and verification.

The opinion described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

EXHIBIT C-II

MATTERS TO BE COVERED BY MARSHALL ISLANDS COUNSEL OPINION

Seward & Kissel LLP, as Marshall Islands counsel to the Company, shall have furnished to the Underwriters their written opinion addressed to the Underwriters and dated as of the Closing Date, and if applicable, the Option Closing Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

1.           Each of the Company and its Marshall Islands subsidiaries, set forth in Exhibit A hereto (the “Marshall Islands Subsidiaries”) is duly incorporated and is validly existing as a corporation in good standing under the laws of the Marshall Islands.

2.           The Company has full corporate power and authority to own, lease and operate its properties and to conduct its business in all respects as described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and to enter into and perform its obligations under the Underwriting Agreement.

3.           The Underwriting Agreement has been duly authorized, validly executed and delivered by the Company.

4.           Each of the vessels set forth on Exhibit A hereto (being vessels owned by the Marshall Islands Subsidiaries) is duly and validly registered as a vessel in the sole ownership of its respective owner, as indicated on such schedule, under the laws of the Marshall Islands, free and clear of all liens, claims charges, debts, or encumbrances and defects of title of record, except as described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the Marshall Islands as would affect its registry with the Office of the Maritime Administrator of the Marshall Islands.

5.           The Company’s authorized equity capitalization is as set forth in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, the capital stock of the Company conforms in all material respects to the description thereof contained in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, the outstanding Common Stock has been duly and validly authorized and issued and is fully paid and non-assessable, the Common Stock issued in the Offering has been duly and validly authorized, and, when delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will conform in all material respects to the descriptions thereof contained in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and will be validly issued, fully paid and non-assessable, the certificates for such Common Stock are in valid and sufficient form, the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to subscribe for the Common Stock, and, except as set forth in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, to such counsel’s knowledge, no options, warrants, or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding.

6.           To such counsel’s knowledge, the authorized, issued and outstanding capital stock of the Company is as set forth in the Preliminary Prospectus and the Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to the Underwriting Agreement).

7.           The Common Stock has been duly authorized for issuance and sale to the Underwriters pursuant to the Underwriting Agreement and, when issued and delivered by the Company pursuant to the

Underwriting Agreement against payment of the consideration set forth in the Underwriting Agreement, will be validly issued and fully paid and non-assessable and no holder of the Common Stock is or will be subject to personal liability by reason of being such a holder.

8.           Other than as set forth or contemplated in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and insofar as matters of Marshall Islands law are concerned, to such counsel’s knowledge there are no legal or governmental investigations, actions, suits or proceedings pending or threatened in the Marshall Islands against or affecting the Company or any of its properties or to which the Company is or may be a party or of which any of its properties is or may be the subject.

9.           Neither the issue and sale of the Common Stock, the execution, delivery and performance of the Underwriting Agreement, nor the consummation of any other of the transactions contemplated in the Underwriting Agreement, nor the fulfillment of the terms therewith will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance under Marshall Islands law upon any property or assets of the Company or the Marshall Islands Subsidiaries pursuant to (i) the articles of incorporation or bylaws of the Company or (ii) any Marshall Islands statute, law, rule, order, regulation of general application to which the Company is subject.

10.           No licenses, permits, certificates, consents, orders, approvals or other authorizations of, or declarations or filings with, any governmental or regulatory authorities of the Marshall Islands is required for (a) the issuance and sale of the Common Stock by the Company or the consummation by the Company of the transactions contemplated by the Underwriting Agreement or (b) the Company to own or lease, as the case may be, or to operate, its properties and carry on its business as conducted as of the date hereof in the manner described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus

11.           No consent, approval, authorization, order, license, registration or qualification of or with any court or governmental agency or body of the Marshall Islands is required for the issuance and sale of the Common Stock by the Company or the consummation by the Company of the transactions contemplated by the Underwriting Agreement.

12.           The information in the Prospectus under “Description of Capital Stock”, Marshall Islands legal matters, documents or proceedings referred to therein, and the statements in the Prospectus under “Taxation Considerations – Marshall Islands Tax Considerations,” insofar as such statements describe Marshall Islands tax law, has been reviewed by us and fairly present in all material respects the information called for with respect to such terms and legal matters under Marshall Islands law, documents or proceedings.

13.           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable by or on behalf of the Underwriters to the Marshall Islands or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Common Stock to the Underwriters.

14.           Insofar as matters of Marshall Islands law are concerned, the Registration Statement and the filing of the Registration Statement with the Securities Exchange Commission have been duly authorized by and on behalf of the Company, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

15.           The agreement of the Company to the choice of law provisions set forth in Section 14 of the Underwriting Agreement will be recognized by the courts of the Marshall Islands; the Company can sue and be sued in its own name under the laws of the Marshall Islands; the irrevocable submission of the Company to the exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court and the agreement of the Company that the

Underwriting Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; service of process effected in the manner set forth in Section 14 of the Underwriting Agreement will be effective, insofar as the laws of the Marshall Islands are concerned, to confer valid personal jurisdiction over the Company; and a final non-appealable judgment against the Company entered by a court in any United States or foreign jurisdiction in any suit, action or proceeding would be enforceable in the courts of the Republic of the Marshall Islands without a retrial of the merits of the matter, provided that: (a) the judgment was for a sum of money and was final in the jurisdiction granting the judgment; (b) the court granting the judgment had jurisdiction under the laws of the place where it sat and the judgment did not offend principles of the Republic of the Marshall Islands as to due process, propriety or public order; and (c) the defendant was actually present in person or by duly appointed representative, and the judgment did not constitute in effect a default judgment;

16.           All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of the Marshall Islands be paid in United States dollars and may be freely transferred out of the Marshall Islands and will not be subject to withholding taxes under the laws and regulations of the Marshall Islands, and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in the Marshall Islands.

17.           Neither the Company nor any of its properties or assets has an immunity from suit, execution, attachment or legal process in any proceedings taken in the Marshall Islands in relation to the Underwriting Agreement.

The opinion described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

EXHIBIT C-III

MATTERS TO BE COVERED BY CYPRIOT COUNSEL OPINION

Chrysses Demetriades & Co., as Cypriot counsel to the Company, shall have furnished to the Underwriters their written opinion addressed to the Underwriters and dated as of the Closing Date, and if applicable, the Option Closing Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

1.           Each of the Company’s Cyprus subsidiaries (each a “Cyprus Subsidiary” and collectively the “Cyprus Subsidiaries”) set forth on Exhibit A hereto, has been duly incorporated and is validly existing as a limited liability company under the laws of Cyprus, remains on the Registry, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus; and all of the authorized share capital of each Cyprus Subsidiary has been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any registered liens or statutory pledge (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Cyprus Subsidiaries, provided that such counsel shall state that they believe that the Underwriters and they are justified in relying upon such certificates).

2.           Each of the vessels set forth on Exhibit A hereto to such opinion (being vessels owned by the Cyprus Subsidiaries) is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel set forth on Exhibit A under the laws of Cyprus, each has good and marketable title thereto, free and clear of all registered liens, claims charges, debts, or encumbrances and defects of title of record, except as described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus, and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the Cyprus as would affect its registry with the Cyprus Ships Registry.

3.           Each ship management agreement under which Top Tanker Management Inc. has been appointed to act as the manager has been duly authorized, executed and delivered by the appropriate Cyprus Subsidiary in accordance with the laws of Cyprus.

4.           To the best knowledge of such counsel, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Cyprus Subsidiaries, or as to which the business, assets, or property of such Subsidiaries would be subject or bound that are required to be described in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

5.           No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of the Republic of Cyprus is required for the consummation of the transactions contemplated by the Underwriting Agreement in connection with the issuance or sale of the Common Stock by the Company.

6.           The issuance and sales of the Common Stock by the Company pursuant to the Underwriting Agreement and the consummation of the transactions contemplated therein will not result in the violation by any Cyprus Subsidiary of its Memorandum and Articles of Association or any Cyprus statute, rule or regulation of any court or administrative or governmental agency or body known to such counsel to be applicable to any such Subsidiary.

7.           Neither the Company nor any of its Subsidiaries nor any of its or their properties or assets has an immunity from suit, execution, attachment or legal process in any proceedings taken in Cyprus in relation to the Underwriting Agreement.

8.           No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable by or on behalf of the Underwriters to the Republic of Cyprus or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Common Stock to the Underwriters thereof.

The opinion described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

EXHIBIT C-IV

MATTERS TO BE COVERED BY GREEK COUNSEL OPINION

G.C. Economou & Associates, as Greek counsel to the Company, shall have furnished to the Underwriters their written opinion addressed to the Underwriters and dated as of the Closing Date, and if applicable, the Option Closing Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

1.           No consent or other form of authorization is required from any court or governmental agency or body or any stock exchange authority in Greece in connection with the valid execution and delivery by the Company of the Underwriting Agreement or the sale of the Common Stock by the Company or the consummation by the Company of the transactions contemplated by the Underwriting Agreement.

2.           All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of Greece be paid in United States dollars and may be freely transferred out of Greece, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Greece and are otherwise free and clear of any other tax, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in Greece.

3.           To the best of such counsel’s knowledge, there are no legal or governmental proceedings pending or threatened in Greece to which the Company or any of the Company’s Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject.

4.           To the best of such counsel’s knowledge, the compliance by the Company with all of the provisions of the Underwriting Agreement and the consummation of the transactions contemplated therein will not conflict in any material respect with any Greek law.

5.           The Company and its Subsidiaries are not required to file tax returns or pay any taxes in Greece.

6.           To the best of such counsel’s knowledge, the Company and its Subsidiaries has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals in Greece necessary to own or lease, as the case may be, and to operate the vessel owned by certain of its Subsidiaries and to carry on its business as conducted as of the date of the Prospectus, and neither the Company nor any such Subsidiary has received any actual notice of any proceedings relating to revocation or modification of any such license or other form of authorization, and the Company and its Subsidiaries is in compliance in all material respects with all laws and regulations in Greece relating to the ownership or lease, as the case may be, and the operation of the vessel owned by each of the Subsidiaries and the conduct of its business as conducted as of the date of the Prospectus.

7.           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable by or on behalf of the Underwriters to Greece or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Common Stock to the Underwriters thereof.

The opinion described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

EXHIBIT C-V

MATTERS TO BE COVERED BY LIBERIAN COUNSEL OPINION

Seward & Kissel LLP, as Liberian counsel to the Company, shall have furnished to the Underwriters their written opinion addressed to the Underwriters and dated as of the Closing Date, and if applicable, the Option Closing Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

1.           The Liberian Subsidiaries are companies incorporated under the laws of the Republic of Liberia and have been duly incorporated and are validly existing as a companies under the laws of Liberia, is in good standing, are duly qualified and authorized to do business and have all requisite power and authority necessary to own and operate their vessel and to conduct their business as described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus (except where the failure to so qualify would not, in the aggregate, have a material adverse effect on the Company and the Company’s Liberian Subsidiaries taken as a whole); and all of the authorized share capital of the Liberian Subsidiaries has been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any liens or statutory pledge, except as described in the Registration Statement, the Preliminary Prospectus and the Prospectus.

2.           To such counsel’s knowledge, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Liberian Subsidiaries or as to which the business, assets, or property of such Subsidiary would be subject or bound that are required to be described in the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

3.           No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of Liberia is required for the consummation of the transactions contemplated by the Underwriting Agreement in connection with the issuance or sale of the Common Stock by the Company.

4.           The issuance and sales of the Common Stock by the Company pursuant to the Underwriting Agreement and the consummation of the transactions contemplated therein will not result in the violation by the Liberian Subsidiaries of their articles of incorporation or any Liberian statute, rule or regulation of any court or administrative or governmental agency or body known to us to be applicable to any such Subsidiary.

5.           Neither the Company nor any of its properties or assets has an immunity from suit, execution, attachment or legal process in any proceedings taken in the Republic of Liberia in relation to the Underwriting Agreement.

6.           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable by or on behalf of the Underwriters to Liberia or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Common Stock to the Underwriters thereof as a result of the Company being the parent of the Liberian Subsidiaries.

The opinion described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated: December 12, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 838039